May 4, 2012

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 15, 2012

File No. 1-07221

Dear Mr. Spirgel:

Set forth below is the response of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the follow-up comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Gregory Q. Brown, President and Chief Executive Officer of the Company, dated April 23, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Form 10-K for the Year Ended December 31, 2011

Valuation and Recoverability of Goodwill, page 54

Goodwill, page 106

1.	We note your response to comment six from our letter dated April 2, 2012. It appears that in the “Segment Analysis” discussion, you indicated that certain technology groups or businesses are operating segments under ASC 280. Thus, it would appear that each would constitute a reporting unit. In this regard, clarify for us how your conclusion under “Determination of Reporting Units” that you only have two reporting units (Government and Enterprises) is consistent with your preceding analysis on operating segments. Please advise us or revise.

Response

In our response submitted on April 13, 2012, we did not intend to imply that our technology groups are operating segments. In hindsight, our response did not adequately describe why our technology groups do not meet the definition of an operating segment under ASC 280.

We believe our operating segments are Government and Enterprise, which are also our reporting segments. According to ASC 280-10-50-1, an operating segment “is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity),

b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	Its discrete financial information is available.”

We believe that we meet these criteria at the Government and Enterprise operating segment level. To explain further, at these levels, we clearly engage in business activities and discrete financial information is available. This is the level at which our chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews full line income statements that are sufficient to support decisions about resource allocation. Within Government and Enterprise, our sales, supply chain and engineering teams are managed across technology groups. A majority of below gross margin costs are not dedicated to technology groups. Many of our headcount resources are shared across technology groups, and in the case of sales and support, across operating segments. Our engineering teams are managed by two individuals, each of which is responsible for R&D decision-making for either the entire Government or entire Enterprise engineering teams separately. Likewise, in sales, our back-office support and direct sales teams are not aligned by technology group. Accordingly, for the CODM to make resource decisions that are meaningful, the decisions are made at the Government and Enterprise level. Given these facts, we believe the Government and Enterprise operating segments to be the appropriate levels that meet the criteria under ASC 280.

To further clarify, we do not believe our technology groups meet the criteria of an operating segment outlined above. We do not have discrete management responsible for full business operations for any of our technology groups. Our multi-layered management structure follows the matrix organization discussed in our initial response. Our management structure one level below the CODM consists of two general managers with responsibility across both operating segments and encompassing all technology groups. One general manager has responsibility for the worldwide Sales & Field Operations team, which is responsible for worldwide go-to-market activities for all products and across all regions. The other general manager has responsibility for the Product & Business Operations team, which is responsible for all product research and development, services, procurement, supply chain, and information technology. Management below these two general managers includes several individuals who have responsibility for multiple technology groups but only from either the Sales & Field Operations or Product & Business Operations perspectives. Furthermore, these managers do not have complete autonomy over the full business operations of the technology groups. We are not organized such that there is a segment or general manager responsible for full operations of a specific technology group. As a result, complete operating results by technology group are not regularly reviewed by the CODM and used by the CODM for resource allocation decisions. To the extent the CODM reviews technology group results, it is in the context of understanding the key drivers of the operating segment results and is generally only meaningful at the gross margin level since many costs below gross margin are based on allocations.

We hope this additional information clarifies our determination that Government and Enterprise are our operating segments. Below these operating segments we have 14 different technology groups; seven are in Government and seven are in Enterprise. We believe these technology groups represent components of our operating segments. We note that per ASC 350-20-35, a component of an operating segment is required to be identified as a reporting unit if it meets all of the following criteria:

•	It is a business for which discrete financial information is available;

•	Segment management regularly reviews the operating results; and

•	It has economic characteristics that are different from the economic characteristics of the other components of the operating segment.

Furthermore, per ASC 350-20-35-36, “An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

We do not believe our technology groups meet all three of the criteria outlined above. As such the technology groups have not been identified as individual reporting units. We believe the economic characteristics of the technology groups are such that they fall within two distinct groupings which mirror our operating segments, Government and Enterprise. The seven technology groups within our Government operating segment share common economic characteristics as outlined in ASC 280-10-50-11. As such, we have aggregated these seven technology groups into one reporting unit. Similarly the economic characteristics of the seven technology groups within the Enterprise operating segment are similar such that these technology groups have also been aggregated to one reporting unit. The following provides an overview of our analysis of the economic characteristics of our technology groups by operating segment.

Government

•	Long-term average gross margin: The historical gross margins of all the technology groups are similar.

•	Nature of products and services: All technology groups are primarily focused on the sale of large system infrastructure equipment, related implementation services, and the corresponding devices.

•	Nature of the production process: Products from various technology groups are manufactured within the same manufacturing facilities and using the same manufacturing processes worldwide.

•

Type and class of customer: Products and services, regardless of technology group, are sold worldwide to government and public safety agencies including police, fire, emergency management services, and militaries.

•	Product distribution methods: All products and services are sold through both the Motorola Solutions direct sales force as well as independent and authorized distributors.

•

Regulatory environment: Each technology group within the Government Segment is subject to the same highly regulated environment often requiring appropriate levels of security clearance and strict compliance with federal and local regulations.

Enterprise

•	Long-term average gross margin: The historical gross margins of all the technology groups are similar.

•	Nature of products and services: Products and services provide customers with the infrastructure and devices they use to deliver products or services to retail consumers.

•	Nature of the production process: Products across the technology groups within Enterprise are manufactured together in only one location.

•	Type and class of customer: Products and services across technology groups are sold worldwide to customers focused in consumer retail markets.

•

Regulatory environment: The various technologies and devices delivered through the Enterprise Segment are subject to regulation by various federal agencies including the Federal Communications Commission and Occupational Health and Safety Administration, among others.

As such, based on the analysis above, we believe our technology groups are components of our operating segments and these components are aggregated into two reporting units.

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak

John K. Wozniak

Corporate Vice President and

Chief Accounting Officer

Motorola Solutions, Inc.

cc:	Kathryn Jacobson, Staff Accountant

Robert Littlepage, Accountant Branch Chief

Jonathan Groff, Staff Attorney